Exhibit 10.1
June 12, 2008
Mr. Richard L. Roll
15 Celano
Laguna Niguel, California 92677
Dear Rick:
This binding letter sets forth our agreement concerning the terms on which you would be employed as Chief Executive Officer and President of Peerless Systems Corporation (“Peerless”). Presently, you are employed as Peerless’ Chief Executive Officer and President. You will continue your employment with Peerless under this binding letter agreement as of June 12, 2008. This letter supersedes and hereby terminates that certain letter agreement, dated as of December 12, 2006, by and between you and Peerless, as amended on May 17, 2007. Except as expressly modified by this letter, the terms and conditions of that certain Stock Option Agreement covering your 600,000 stock options to purchase shares of Peerless shall remain in full force and effect.
Your compensation will consist of the following benefits which are described more fully below:

•	Bi-Weekly Salary	$13,076.92 ($340,000 base salary)

•	Total Target Bonus	$180,000

•	Benefits	Standard Peerless executive package

•	Severance	See below
The Target Bonus will be paid out semi-annually (within thirty days (30) following the end of the applicable six-month bonus period) and will be contingent upon the achievement of Peerless’ performance goals which would be set annually by Peerless’ Compensation Committee and the Board of Directors (the “Board”). To receive any Target Bonus payment, you must have been employed by Peerless during the entire period to which such payment relates. The Target Bonus criteria will be based on the achievement of the following targets: 30% for revenue, 30% for net income and 40% for corporate objectives and milestones.
Our benefits package currently includes medical, dental, vision, disability, group life insurance and long-term care plans, as well as a 401(k) plan and a flexible spending (cafeteria) plan. Peerless pays for the employee’s insurance and contributes toward family premiums. The 401(k) plan is employee contributory with a company match of up to $2,000 per year. Peerless will also provide four weeks of paid vacation. In addition, you will be eligible for ten paid holidays and will be allocated eight sick days annually on January 1, prorated during your first year.
The 200,000 shares of restricted common stock that Peerless issued to you on September 24, 2007 are deemed to have become fully vested as of April 30, 2008 (the closing date of the KMC transaction).

Upon the termination of your employment by Peerless, other than for cause (as defined below), or in the event of your death or disability (as defined below), but subject to your execution and delivery of a general release in favor of Peerless in a form reasonably satisfactory to Peerless, you shall be entitled to receive the following severance payments and benefits:
(a) a lump sum payable to you or your representatives within ten (10) business days after your termination, death or disability equal to:
The sum of your monthly base salary plus $15,000 multiplied by the number of months in the severance period (as defined below).
(b) all of your unvested stock options in Peerless shall immediately vest and be exercisable by you or your representatives within twelve (12) months after the date of such termination, death or disability.
(c) continued health insurance (i.e., medical, dental and vision) benefits for you and your family as if you remained a Peerless employee during the period commencing on the date of your termination, death or disability and continuing for a period equal to the severance period.
(d) unpaid salary plus a proration of your earned and unpaid Target Bonus through the date of your termination, death or disability, payable within ten (10) business days after your termination, death or disability.
As used in this letter agreement, (a) “cause” shall mean (i) willful and continued failure by you to perform your duties (other than any such failure resulting from your incapacity due to physical or mental illness or disability), (ii) willful commission of an act of fraud or dishonesty resulting in economic or financial injury to Peerless, (iii) conviction of, or entry by you of a guilty or no contest plea to, the commission of a felony or a crime involving moral turpitude, (iv) a willful breach by you of your fiduciary duty to Peerless which results in economic or other injury to Peerless, or (v) willful and material breach of your confidentiality obligations, (b) “severance period” means a number of months equal to the greater of (x) the difference of 24 months less the number of full months that have past since the date of this agreement or (y) 12 months; and (c) “disability” means a physical or mental illness, injury, or condition that results in you ceasing to be able to perform substantially all of your duties under this letter for at least ninety (90) consecutive calendar days or for at least one hundred twenty (120) calendar days, whether or not consecutive, in any three hundred and sixty-five (365) calendar day period, as certified by a physician selected by the Board in good faith.
Concurrently with your termination by Peerless without cause, your death or your disability, (a) Peerless shall open an escrow account with an escrow agent mutually selected by Peerless and you (or your representatives), (b) Peerless shall deposit $300,000 into the escrow account which shall be held in such escrow account until the third anniversary of April 15th of the calendar year immediately following the year in which you were terminated, died or became disabled (the “Escrow Termination Date”), and (c) you (or your representatives) and Peerless shall execute and deliver escrow instructions to the escrow agent instructing the escrow agent to release from the escrow and reimburse you in full from such funds for any and all tax liabilities for which you or your estate become liable under Section 280G of the Internal Revenue Code of 1986, as amended, in connection with the severance payments hereunder and the payments to you and/or your representatives from the escrow. To the extent any funds remain in the escrow on the Escrow Termination Date, such funds shall be returned to Peerless and Peerless shall have no further liability under this provision.

Any and all disputes, controversies or claims arising out of or related to this letter shall be filed in Los Angeles, California and submitted to final and binding arbitration under the auspices and rules of the Judicial Arbitration and Mediation Services, Inc., or if it is no longer in existence, under the auspices and rules of the American Arbitration Association. There shall be one arbitrator. The arbitrator shall be a retired superior court or federal judge. The parties agree that they have waived any right to trial by jury. The decision of the arbitrator shall be final and binding and the judgment rendered may be entered in any court having jurisdiction. The prevailing party in any such arbitration proceeding shall be entitled to its costs and reasonable attorneys’ fees, costs and expenses. The provisions of California Code of Civil Procedure Sections 128, et seq. govern this arbitration provision.
Rick, while we sincerely hope your employment relationship with Peerless will be long and mutually rewarding, we want to be clear that your employment would be “at will” and there would be no implied contract for a specified period of time.
If the foregoing terms accurately reflect our agreement, please sign and return this letter within five days of the date of this letter.
Sincerely,

/s/ Steven M. Bathgate

Steven M. Bathgate, Director
Agreed to and Accepted By:

/s/ Richard L. Roll

Richard L. Roll

Date:	6/12/08